                       Securities and Exchange Commission,
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 24)*

                             Baldor Electric Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   057741-10-0
                                 (CUSIP Number)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 057741-10-0
          -----------

(1)      Names of Reporting Persons: Frederick C. Ballman
------------------------------------------------------------------------------------
         I.R.S. Identification Nos. of above persons (entities only):
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(2)      Check the Appropriate Box if a Member (a)
         of a Group (See Instructions)         (b)
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(3)      SEC Use Only
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(4)      Citizenship or Place of Organization: United States of America
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Number of Shares           (5)      Sole Voting
Beneficially Owned                  Power                           32,400
By Each Reporting                   ------------------------------------------------
Person With                (6)      Shared Voting
                                    Power                              -0-
                                    ------------------------------------------------
                           (7)      Sole Dispositive
                                    Power                           32,400
                                    ------------------------------------------------
                           (8)      Shared Dispositive
                                    Power                              -0-
                                    ------------------------------------------------

(9)      Aggregate Amount Beneficially Owned by
         Each Reporting Person:                                     32,400
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(10)     Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)
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(11)     Percent of Class Represented by Amount
         in Row (9)                                                  .001%
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(12)     Type of Reporting Person
         (See Instructions)                                            IN
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                              AMDENDMENT NO. 24 TO
                                  SCHEDULE 13G

This Amendment No. 24 is being filed in connection with the Schedule 13G that was filed with the Securities and Exchange Commission on February 14, 2003 by
The Fredrick C. Ballman Trust dated October 3, 1978 (the "Trust") and its trustees, Hazel I. Ballman and BancorpSouth Bank (the "Trust Schedule 13G"),
and is being filed as a result of the Reporting Person's death which occurred on
July 29, 2002. Prior to the Reporting Person's death, 2,962,387 shares of the
Issuer were held in the Trust, which by its terms was revocable by the Reporting
Person at any time during his lifetime, and such shares were previously reported by the Reporting Person on this Schedule 13G, as amended, as being beneficially owned by him with shared voting and dispositive power. Upon the death of the
Reporting Person, the Trust became irrevocable, and, accordingly, these
2,962,387 shares of the Issuer are now being reported pursuant to the Trust
Schedule 13G as beneficially owned by the Trust with shared voting and dispositive power held by its two trustees.

Item 1(a).        Name of Issuer
                  Baldor Electric Company

Item 1(b).        Address of Issuer's Principal Executive Offices
                  5711 R. S. Boreham, Jr. Street
                  Fort Smith, AR 72901

Item 2(a).        Name of Person Filing
                  Frederick C. Ballman

Item 2(b).        Address of Principal Business Office or, if none, Residence
                  P.O. Box 6638
                  Fort Smith, AR 72906

Item 2(c).        Citizenship
                  United States of America

Item 2(d).        Title of Class of Securities
                  Common Stock

Item 2(e).        CUSIP Number
                  057741-10-0

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or
13d-2(b), check whether the person filing is a:

         (a) |_|Broker or Dealer registered under Section 15 of the Act
         (b) |_|Bank as defined in Section 3(a)(6) of the Act
         (c) |_|Insurance Company as defined in Section 3(a)(19) of the Act
         (d) |_|Investment Company registered under Section 8 of
             the Investment Company Act
         (e) |_|Investment Adviser registered under Section 203 of the Investment
             Advisers Act of 1940
         (f) |_|Employee Benefit Plan, Pension Fund which is subject to the
             provisions of the Employee Retirement Income Security Act of 1974 or
             Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
         (g) |_|Parent Holding Company, in accordance with
             ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
         (h) |_|Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4.           Ownership

                  (a) Amount Beneficially Owned:                       32,400

                  (b) Percent of Class:                                 .001%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or
                               to direct the vote:                    32,400

                          (ii) shared power to vote or
                               to direct the vote:                        0

                         (iii) sole power to dispose or
                               to direct the disposition of:          32,400

                          (iv) shared power to dispose or
                               to direct the disposition of:              0

Item 5.           Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the
                  beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the
                  Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date:  February 14, 2003        /s/ Hazel I. Ballman
                                         -----------------------------------------
                                         Hazel I. Ballman, Executrix of the Estate of
                                         Frederick C. Ballman